FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - APRIL 2, 2007

BAYTEX ENERGY TRUST ANNOUNCES FILING OF ITS 2006
YEAR END FORM 40 - F

CALGARY, ALBERTA (April 2, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) On March 30, 2007, Baytex filed its Form 40 - F with the U.S. Securities and Exchange Commission.

Copies of Baytex’s 2006 disclosure documents may be obtained on the company’s website at www.baytex.ab.ca, or on the SEC website, http://www.sec.gov/edgar.shtml or by emailing investor@baytex.ab.ca. Unitholders have the ability to request hard copies of the complete audited financial statements free of charge from Baytex upon request.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations Representative	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca